Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, July 6 2015

MONTHLY UNIQUE VISITOR UPDATE

Highlights

•     Monthly Unique Visitors across MOKO products exceeds 10 million

•     December 2015 lower end target achieved six months early

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media is pleased to announce that as at the end of June 2015, Monthly Unique Visitors (MUV) surpassed 10 million.

Vertical / Audience	Product	MUVs at 30 June 2015
Political	Blue Nation Review	4.4 million
Active Lifestyle	RunHaven	2.1 million
Millennial Women	Tagroom	3.6 million
Total		10.1 million

MOKO’s previous stated MUV target was 10 to 15 million by the end of 2015, the lower end of this target now attained, six months early. The results show another strong quarter of growth for MOKO with visitors increasing across all verticals.

“Exceeding 10 million monthly unique visitors so far ahead of our target date is an incredible achievement”, said Ian Rodwell, CEO of MOKO. “The continued rapid growth in our visitor numbers shows that our products and content is truly valuable and I look forward to watching the numbers continue to grow”.

As colleges are currently on summer break, REC*IT user numbers will be updated at the end of October, after the Fall semester has commenced. REC*IT 2.0 and Speakiesy developments have progressed considerably and the enhanced products will be rolled out in the new Fall Semester, alongside BigTeams powered by REC*IT, the high school version of REC*IT targeted at both students and parents.

Blue Nation Review, RunHaven and Tagroom attract visitors from underserved communities and provides a platform that allows two-way communication and interaction between users and those that provide the content. In doing so, MOKO is able to learn more about its users and tailor content for them to develop a relationship that strengthens brand image and develops trust and reliability in content. These relationships allow MOKO to create extremely rich user data profiles that will be utilised for tailored digital advertising.

For more information contact:

Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media and publishing, providing innovative products and content to enable communities to engage and interact. MOKO is a platform publishing company that provides tailored content for high value, niche user groups. Mobile devices, including cell phones and tablets, account for 90 percent of user engagement.

MOKO is currently targeting students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. MOKO aims to capture these audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices.

MOKO then generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms.

This integrated approach gives MOKO unique exposure to attractive markets that can be leveraged for revenue and growth. As MOKO grows there are clear synergies across different products, as well significant opportunities for cross promotion and diversification.

MOKO’s Monthly Social Reach (MSR) is currently around 95 million people and it aims to reach 10-15 million Monthly Unique Visitors (MUV’s) by the end of 2015. MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.